# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0001193125-24-222977
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Timothy B. Goodell, Hess Corporation, 1185 Avenue of the Americas, New York, New York (NY), 10036, (212) 997-8500

## Reporting persons
- HESS MIDSTREAM GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
- HESS MIDSTREAM GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
  Comment: Delaware limited liability company
- HESS INFRASTRUCTURE PARTNERS GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
  Comment: Delaware limited liability company
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 81,916,146; sole dispositive power 0; shared dispositive power 81,916,146; aggregate amount beneficially owned 81,916,146 (41.8% of the class)
  Comment: Delaware limited liability company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 81,916,146; sole dispositive power 0; shared dispositive power 81,916,146; aggregate amount beneficially owned 81,916,146 (41.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 19 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

February 2025 Underwriting Agreement

On February 10, 2025, the Issuer, New HESM GP LP, New HESM GP LLC, Blue Holding, and Goldman Sachs & Co. LLC, as underwriter (the "Underwriter"), entered into an Underwriting Agreement (the "February 2025 Underwriting Agreement"), pursuant to which the Underwriter agreed to purchase from Blue Holding, subject to and upon the terms and conditions set forth therein, 11,000,000 Class A Shares at a price of $39.11 per share (the "February 2025 Secondary Offering"). Pursuant to the February 2025 Underwriting Agreement, Blue Holding granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 1,650,000 Class A Shares at $39.11 per share. On February 12, 2025, the February 2025 Secondary Offering closed. As a result, Blue Holding redeemed an aggregate 11,000,000 OpCo Class B Units for a corresponding number of Class A Shares

Pursuant to the February 2025 Underwriting Agreement, the Issuer, Blue Holding and Hess Investments have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the February 2025 Underwriting Agreement without first obtaining the written consent of the Underwriter subject to certain exceptions.

The above description of the February 2025 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the February 2025 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 22**: Underwriting Agreement, dated as of February 10, 2025, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, GIP II Blue Holding, L.P. and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on February 12, 2025).

** Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) is the type of information that the registrant treats as private or confidential.

## Signatures
- HESS MIDSTREAM GP LP: By: Hess Midstream GP LLC, its general partner, By: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (02/12/2025)
- HESS MIDSTREAM GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (02/12/2025)
- HESS INFRASTRUCTURE PARTNERS GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (02/12/2025)
- Hess Investments North Dakota LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Vice President (02/12/2025)
- Hess Corporation: /s/ John P. Rielly, John P. Rielly, Executive Vice President and Chief Financial Officer (02/12/2025)